U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

[ X ] Form 10-KSB   [  ] Form 11-K   [  ] Form 10-QSB   [  ] Form N-SAR

For Period Ended: December 31, 2005

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:    ____________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I - REGISTRANT INFORMATION

INTERACTIVE BRAND DEVELOPMENT, INC.

Full Name of Registrant:

Former Name if Applicable:

3275 West Hillsboro Boulevard

Address of Principal Executive Office: (Street and Number)

Deerfield Beach, Florida  33442

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

The Company could not complete the Form 10-KSB within the prescribed time because of additional time required to collect, review and prepare the financial information of Media Billing Company, LLC and Internet Billing Company, LLC required for inclusion in the Form 10-KSB.  Also, the Company has engaged an independent third party firm to review the assets and liabilities acquired when the Company purchased Media Billing LLC and Internet Billing LLC and its minority interests in Penthouse Media Group, Inc. and Interactive Television Networks, Inc.  The values of these investments will be reflected on the Company’s consolidated balance sheet at December 31, 2005.  The firm is in the process of completing its valuation and its final report will not be ready before the filing deadline for the Company's Form 10-KSB on March 31, 2006.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Steve Markley

(954)

363-4400

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).  [X] Yes    [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTERACTIVE BRAND DEVELOPMENT, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 2006

By:

/s/  STEVE MARKLEY

Steve Markley,

Chief Executive Officer

Attachment

On October 19, 2004, the Company consummated a transaction to acquire a minority interest in the post-bankruptcy, reorganized Penthouse Media Group, Inc. (PMG). The Company divested its ownership interest in Foster Sports, Inc. in November 2004 and discontinued its pursuit of business combinations with entities engaged in radio media. On January 21, 2004, the Company acquired Media Billing Company, LLC and Internet Billing Company, LLC (iBill). On March 1, 2005, the Company discontinued its IBID America, Inc. internet auction operations (IBID) and subsequently sold the IBID assets to a related party for nominal consideration. On March 31, 2005, the Company purchased a minority interest in Interactive Television Networks, Inc. (ITVN).  Accordingly, results of operations of iBill are included in the Company’s consolidated results of operations for the year ended December 31, 2005 and the results of operations of Foster Sports and IBID are excluded from the Company's consolidated results of operations for the years ended December 31, 2005 and 2004. The Company reports its investment in PMG and ITVN under the cost method of accounting. Accordingly, the investments in PMG and ITVN are reflected on the consolidated balance sheet at their initial costs, and the Company will recognize income only to the extent it receives cash distributions.  Temporary unrealized changes in the value of the individual investments would be reported as other comprehensive income or loss, and other-than-temporary unrealized decreases in value would be expensed as incurred.  As disclosed above, although the Company has not completed its review and preparation of iBill financial information required for inclusion in the Form 10-KSB, it is anticipated that the Company will have sustained significant losses on a consolidated basis for the period covered by the Form 10-KSB.  Also as a result of the restatement to prior period financial statements, there will be additional charges and losses as more fully discussed in the Form 8-K filed today.